Contact: Patty Kehe Dynasil Corporation of America Phone: (607) 272-3320, ext. 26 Email: pkehe@dynasilcorp.com

Dynasil Announces Sixth Consecutive Quarter of Record Revenue
As Foundation for Future Growth

WATERTOWN, Mass. – May 16, 2011 – Dynasil Corporation of America (NASDAQ: DYSL) today announced financial results for the quarter ended March 31, 2011.  Revenue for the second quarter of fiscal year 2011 which ended March 31, 2011 was at a record level of $12.1 million, an increase of 18% over revenue of $10.3 million for the quarter ended March 31, 2010.  Income from Operations for the quarter was $816,858 as compared to $1,109,000 for the quarter ended March 31, 2010. Net income was $396,216 or $0.03 per share, compared with a Net Income of $633,000 or $0.04 per share.

Year to date revenue for the first half of fiscal year 2011 which ended March 31, 2011 was at a record level of $23.7 million, an increase of 18% over revenue of $20.2 million for the six months ended March 31, 2010.  Income from Operations for the first half was $1,553,000 as compared to $2,181,000 for the six months ended March 31, 2010. Net income was $771,000 or $0.06 per share, compared with a Net Income of $1,247,000 or $0.08 per share.  Dynasil had previously announced that Mr. Steven Ruggieri will be replacing Mr. Craig T. Dunham as President.  The second quarter and the year to date were impacted by charges of $156,000 related to the retirement of Mr. Dunham and the recruitment of Mr. Ruggieri.  The Company also incurred year to date charges of $394,000 related to our listing on the NASDAQ effective December 17, 2010, uncompleted acquisitions, the startup of Dynasil Biomedical Corp. and continued charges for the startup of our dual mode detector initiative, for total growth related and unusual expenses of $550,000.  Prior to corporate costs and the expenses associated with the dual mode detector business start-up, Income from Operations for Dynasil’s Product and Instruments Segment was up 33% from the six months ended March 31, 2010.

Peter Sulick, Chairman of Dynasil, stated, “Our Board is pleased to have record revenue again this quarter, but the real story is our commitment and investment in future growth.  We are delighted that Steven Ruggieri will be leading Dynasil.  Steve has a proven track record of profitable growth through technology commercialization starting from a research base.  We look to his 32 years of leadership in the research, defense, security and technology markets at Foster Miller and successor company, Qinetiq Group North America to guide us in our next growth phase.  Our investment in the start-up of dual mode radiation detectors and our purchase of medical technologies through our Rochester, MN based Dynasil Biomedical are examples of growth initiatives that we expect to drive future shareholder value as well as making the world safer and healthier.  We are positioning the Company to take advantage of our core research strengths and leverage these into dynamic product opportunities.  We are all very excited about the future for Dynasil.”

The Company has scheduled a conference call to discuss the second quarter’s financial results and provide a business update to be held Monday, May 16, 2011 beginning at 2:00 p.m. Eastern time. To access the call, please dial (866) 393-8592 and enter conference ID number 6707 9999.  A recording of this call will be available on the Company’s website, www.dynasilcorp.com, beginning by May 24, 201l and remaining there until the next quarterly earnings call.

About Dynasil: Dynasil Corporation of America (NASDAQ: DYSL), is a provider of technology, products, services and solutions aimed at making the world safer and healthier.  The company supplies a broad range of customers by serving their specific needs in the medical, industrial, and homeland security/defense markets. The Company has operations in New Jersey, New York, Massachusetts and the UK.

This news release may contain forward-looking statements usually containing the words "believe," "expect," “plan”, “target”, “intend” or similar expressions.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act.  Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-K, Quarterly Reports on Form 10-Q, as well as in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets
	31-Mar	30-Sep
	2011	2010
ASSETS	(Unaudited)
Current assets
Cash and cash equivalents	$4,329,661	$4,111,966
Accounts receivable, net	7,406,956	6,360,583
Inventories	3,365,411	3,097,219
Cost in excess of billings	-0-	135,157
Prepaid income taxes	223,752	410,045
Prepaid expenses and other current assets	481,401	453,418
Total current assets	15,807,181	14,568,388

Property, Plant and Equipment, net	4,301,926	3,953,319
Other Assets
Intangibles, net	6,372,739	6,671,149
Goodwill	13,146,382	13,591,287
Deferred financing costs, net	170,612	190,568
Total other assets	19,689,733	20,453,004

Total Assets	$39,798,840	$38,974,711

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,870,029	$1,870,779
Accounts payable	1,984,110	1,482,250
Accrued expenses and other liabilities	1,686,168	1,823,222
Contingent consideration	279,600	-0-
Billings in excess of costs	558,110	-0-
Deferred tax liability	145,098	91,100
Dividends payable	-0-	131,400
Total current liabilities	6,523,115	5,398,751

Long-term Liabilities
Long-term debt, net	9,904,013	10,833,334
Contingent consideration	-0-	750,000
Total long-term liabilities	9,904,013	11,583,334

Temporary Equity	2,000,000	2,000,000

Stockholders' Equity	21,371,712	19,992,626

Total Liabilities and Stockholders' Equity	$39,798,840	$38,974,711

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2011	2010	2011	2010
Net revenue	$12,116,349	$10,263,326	$23,742,856	$20,200,092
Cost of revenue	7,400,518	6,054,847	14,120,300	12,106,800
Gross profit	4,715,831	4,208,479	9,622,556	8,093,292
Selling, general and administrative expenses	3,898,973	3,099,355	8,069,983	5,912,334
Income from operations	816,858	1,109,124	1,552,573	2,180,958
Interest expense, net	155,157	151,988	313,352	314,429
Income before income taxes	661,701	957,136	1,239,221	1,866,529
Income taxes	265,485	323,836	467,823	619,462
Net income	$396,216	$633,300	$771,398	$1,247,067

Net Income	$396,216	$633,300	$771,398	$1,247,067
Foreign currency translation, net of $53,898
and $ -0- income taxes in 2011 and 2010	96,913	-0-	138,594	-0-
Total comprehensive income	$493,129	$633,300	$909,992	$1,247,067

Net income	$396,216	$633,300	$771,398	$1,247,067
Dividends on preferred stock	-0-	131,400	116,646	274,633
Net income applicable to common stockholders	396,216	501,900	654,752	972,434
Dividend add back due to preferred stock conversion	-0-	131,400	116,646	274,633
Net income for diluted income per common share	$396,216	$633,300	$771,398	$1,247,067

Basic net income per common share	$0.03	$0.04	$0.06	$0.08
Diluted net income per common share	$0.03	$0.04	$0.05	$0.09

Weighted average shares outstanding
Basic	14,971,874	12,502,365	13,975,906	12,146,499
Diluted	15,507,493	14,839,745	14,511,525	14,483,879